Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

August 20, 2020

Katherine Hsu

Office Chief

Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LMF Commercial Mortgage Securities, LLC Registration Statement on Form SF-3
Filed July 14, 2020
File No. 333-236566

Dear Ms. Hsu:

We are counsel to LMF Commercial Mortgage Securities, LLC (the “Registrant”). We have reviewed your letter dated July 29, 2020 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s pre-effective amendment to the registration statement (File No. 333-236566) on Form SF-3 as filed on July 14, 2020. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 2”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Frank Polverino   Tel +1 212 504 6820  Fax +1 212 504 6666    frank.polverino@cwt.com

Ms. Katherine Hsu
August 20, 2020

Form of Pooling and Servicing Agreement (PSA), Exhibit 4.1

1.	We note the registrant’s response to Comment 22. Please make the corresponding change with respect to posting such tabulation of responses on the Certificate Administrator’s website in the PSA in the last paragraph on page 138. It also appears that the number of days in the second to last sentence of that paragraph (15 days) differs from what is disclosed in the prospectus on page 407 (3 days). Please revise to reconcile the differences.

We have revised the PSA to include the language with respect to posting such tabulation of responses on the Certificate Administrator’s website. We have also revised the disclosure in the prospectus under the section heading “The Asset Representations Reviewer—Dispute Resolution Provisions—Resolution of a Repurchase Request” so that the number of days (15) is consistent with the corresponding provision in the PSA.

2.	Please revise to reconcile the definition of “Asset Review Trigger” on page 14 of the PSA to reflect the changes made to the registration statement on page 385 of the disclosure.

We have revised the PSA to be consistent with the definition of “Asset Review Trigger” with the definition in the prospectus.

3.	On page 387 of the disclosure in the registration statement, in the first paragraph, we note the registrant’s deletion relating to the Collection Account covering expenses for administering a vote. Please make the corresponding change in the PSA as well. See page 422 of Exhibit 4.1.

We have revised the PSA to make this corresponding change to be consistent the prospectus.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino

cc: Andrew Snow (w/o enclosures)